May 18, 2005

Securities and Exchange Commission
Washington, D.C. 20549-0405
Attn: Michael Moran, Branch Chief

Re:	Atlas Pipeline Partners, L.P.
Form 10-K for the year ended December 2004
Filed March 16, 2005
File No. 1-14998

Dear Mr. Moran:

This letter responds to your comment letter dated May 17, 2005 concerning the above-referenced filing. For your convenience, we first restate your comment in italics and then provide our response.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2004

Item 8. Financial Statements and Supplementary Data

Note 16. Operating Segment Information and Major Customers, page 59

1.
We note your response to prior comment 3. Please note that your most recently filed 10-Q provides the volumes sold and gross margin by products or groups of products. The disclosure requirements of SFAS 131 indicate that revenue amounts for each product and service or each group of similar products and services shall be reported. Please confirm that you intend to present the requisite revenue amounts in your future filings.

We confirm that we shall present the requisite revenue amounts in our future filings.

Very truly yours,

/s/ Nancy McGurk
Nancy McGurk
Chief Accounting Officer
cc:   Edward E. Cohen
Michael S. Yecies, Esq.
Noah Newitz, Esq.
Emanuel Faust, Esq.